UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva No.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________

Form 20-F Form -40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes No

Supermercados Unimarc S.A.

Report on Form 6-K

Table of Contents

  A free English translation from Spanish of a filing by the Company with the Chilean Securities and Insurance Superintendency relating to the Essential Fact about the Board of Directors of the society.
  A filing indicated in (1) in Spanish.

SANTIAGO, May 15, 2007

Mr.

Guillermo Larrain Rios

Securities and Insurance Superintendent

Chilean Securities and Insurance Superintendency

Present

Ref.: Registration in the Stock and Securities Registry under number 447

Under my consideration:

By means of this letter and, in accordance with the statements written in Article 6 and the second paragraph of Article 10 of the Law 18.045, Law for the Stock Exchange Markets, and as disclosed in the General Character Norm number 30, I hereby communicate to you the following Essential Fact to Supermercados Unimarc. S.A.

Kind regards,

ELIAS ERRAZURIZ ERRAZURIZ

General Manager

Inc.: the above mentioned

Copy: Santiago Stock Exchange

Valparaiso Stock Exchange

Electronic Stock of Chile

General file

ESSENTIAL FACT

SUPERMERCADOS UNIMARC S.A.

Inscription Registers of Values No. 447

According to article ninth and ten of the Law 18.045 and General Regulation number 30 issued by the Chilean Securities and Insurance Superintendency, I hereby communicate a relevant information on the Company:

Dated May 14, 2007, Supermercados Unimarc S.A. has been notified of the ruling made by the Chilean Supreme Court in the case filed as "State Street Bank and Trust Company against Inversiones Errazuriz and others", File number 2349-2005, by means of which, this Court grants the exequatur claimed by such Bank, in respect to the sentence dictated on December 4, 2001 and amended on May 7, 2002 by the South District Court of the United States, against Inversiones Errazuriz S.A. and Supermercados Unimarc S.A. as only part of some related companies, for the amount of US$ 136.436.875 (one hundred thirty six million, four hundred and thirty six thousand and eight hundred and seventy five dollars of the United States), plus the interest charges established in such sentence. In conformity with the ruling made by the Supreme Court of the Republic, the discussions about the merits and grounds of such fulfillment, shall be resolved by the Chilean courts.

It is the opinion of our lawyers that this ruling sets aside the demurrer for a three year prescription claimed by the defendant, which will be filed in the event the fulfillment of such ruling is enforced, leaving also pending to resolve the discussion about the validity of jurisdiction clauses, the prescription and extinction of the debts, and their novation, matters which are being discussed before the 27 Civil Court of Santiago.

SANTIAGO, 15 de Mayo de 2007

Senor

Guillermo Larrain Rios

Superintendente de Valores y Seguros

Presente

Ref.: Inscripcion Registro de Valores Nro. 447

De mi consideracion:

Por medio de la presente y, de conformidad a lo previsto en el Art. 9 e inciso segundo del Articulo 10 de la Ley 18.045, Ley de Mercado de Valores y a lo dispuesto en la Norma de Caracter General numero 30, vengo en comunicar a Ud. el siguiente Hecho Esencial de la sociedad Supermercados Unimarc S.A

Sin otro particular, le saluda atentamente,

ELIAS ERRAZURIZ E.

Gerente General

Inc.: Lo citado

c.c.: Sres. Bolsa de Comercio de Santiago

Sres. Bolsa de Comercio de Valparaiso

Sres. Bolsa Electronica de Chile

Archivo General

HECHO ESENCIAL

SUPERMERCADOS UNIMARC S.A.

De conformidad a lo establecido en el articulo 9 y 10 de la Ley number 18.045, y de conformidad a lo senalado en la Norma de Caracter General numero 30, acompano la informacion de cierto hecho que reviste el caracter de esencial o relevante para la sociedad:

Con fecha 14 de Mayo del ano en curso, mi representada fue notificada del fallo dictado por la Excma. Corte Suprema de Chile en los autos caratulados "State Street Bank and Trust Company con Inversiones Errazuriz y Otras", Rol numero 2349-2005, mediante el cual, este Tribunal concede el exequatur solicitado por dicho Banco, referido a la sentencia dictada con fecha 4 de Diciembre de 2001 y corregida el 7 de mayo de 2002 por el Tribunal del Distrito Sur del Estado de Nueva York, Estados Unidos de Norteamerica, en contra de Inversiones Errazuriz S.A. y Supermercados Unimarc S.A. como parte de solo algunas determinadas entidades relacionadas, por un monto de US$ 136.436.875.- (ciento treinta y seis millones cuatrocientos treinta y seis mil ochocientos setenta y cinco dolares de los Estados Unidos de Norteamerica), mas los intereses que en dicha sentencia se establecen. Conforme a este fallo del maximo Tribunal de la Republica, la discusion respecto a la procedencia y fondo de tal cumplimiento, debera ser resuelta por los Tribunales chilenos.

En opinion de nuestros abogados el fallo deja a salvo la excepcion de fondo de prescripcion de tres anos invocada por los demandados, la que sera interpuesta en la eventualidad que se pida el cumplimiento de la referida sentencia, quedando ademas por resolver la discusion en cuanto a la validez de las clausulas de jurisdiccion, la prescripcion y extincion de las deudas, y la novacion de las mismas, materias que se discuten ante el 27 juzgado civil de Santiago.